UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

AMENDMENT NO. 2

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2003 (as subsequently amended, the “Schedule 14D-9”), by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), relating to the tender offer made by Saule Holdings Inc. (“Saule Holdings”), a wholly owned subsidiary of Axcan Pharma Inc. (“Axcan”), as set forth in a Tender Offer Statement filed by Axcan on Schedule TO, dated April 10, 2003 (as subsequently amended, the “Schedule TO”), to pay $8.75 net to the seller in cash, without interest thereon, for each share of common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”), upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

(b) Background

The first paragraph of the subsection titled “Prior Salix Business Model” under Item 4(b) beginning on page 4 and carrying over to page 5 is amended by inserting “, or NDA,” after the phrase “Salix has not yet submitted a New Drug Application” in the fourth sentence.

The second paragraph of the subsection titled “Current Salix Business Model—Successful Implementation” under Item 4(b) beginning on page 6 is amended by deleting the last three sentences and inserting the following in lieu thereof:

“Based on information currently available, Salix estimates that net Colazal sales for 2003 will be approximately $53.0 million, reflecting a 58% increase over 2002 sales. The number of prescriptions written in 2001 and 2002 for Colazal was approximately 62,500 and 193,900, respectively, making Colazal the fastest growing drug of its kind in the marketplace. Based on information currently available, Salix estimates that in excess of 282,000 prescriptions will be written for Colazal in 2003.”

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(c) Reasons for the Board’s Recommendation; Factors Considered by the Board.

Subparagraphs (v) and (vi) of the first paragraph under Item 4(c) on page 10 are amended by deleting both subparagraphs in their entirety and inserting the following in lieu thereof:

“(v) The Salix Board’s assessment, after consultation with Salix’s independent financial, legal and medical advisors, that Salix’s business has significantly greater value than the Offer.

(vi) Salix currently has a strong balance sheet, including cash, cash equivalents and investments of approximately $47.0 million, or more than $2.00 per outstanding Share as of March 31, 2003, and no long-term debt.”

Item 9.	Exhibits.

Item 9 is amended by adding the following thereto:

“Exhibit No.

Exhibit 11.	Press Release regarding Rifaximin study enrollment completion, issued by the Company on May 13, 2003.

Exhibit 12.	Press Release regarding financial results for the quarter ended March 31, 2003, issued by the Company on May 13, 2003 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed May 13, 2003).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ROBERT P. RUSCHER
Robert P. Ruscher Executive Chairman

Dated: May 14, 2003

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